UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oyster Point Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69242L106

(CUSIP Number)

InvOpps GP IV, L.L.C.

126 East 56th Street, 20th Floor

New York, NY 10022

Tel: (212) 616-2555

with a copy to:

Xiaohui (Hui) Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69242L106

1	NAMES OF REPORTING PERSONS InvOpps IV US, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 858,590
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 858,590
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS InvOpps IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,731,425
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,731,425
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,731,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS InvOpps GP IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,590,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,590,015
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSONS Sacha Lainovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,590,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,590,015
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Oyster Point Pharma, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 202 Carnegie Center, Suite 109, Princeton, New Jersey 08540.

Item 2.	Identity and Background.

This statement is filed on behalf of InvOpps IV US, L.P., a Delaware limited partnership, InvOpps IV, L.P., a Cayman Islands limited partnership, InvOpps GP IV, L.L.C., a Delaware limited liability company, and Sacha Lainovic, a citizen of Ireland (collectively, the “Reporting Persons”).

The principal business address of each Reporting Person is 126 East 56th Street, 20th Floor, New York, NY 10022.

InvOpps IV US, L.P. and InvOpps IV, L.P. are principally engaged in the business of investing in securities. InvOpps GP IV, L.L.C. is principally engaged in the business as serving as the general partner of InvOpps IV US, L.P. and InvOpps IV, L.P. Mr. Lainovic is the managing member of InvOpps GP IV, L.L.C., and his principal occupation is serving as Managing Partner of Invus Financial Advisors, LLC.

During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 30, 2019, the Issuer established the public offering price for the initial public offering of shares of the Common Stock (the “IPO”) at $16.00 per share.

On February 15, 2019, each of InvOpps IV US, L.P. and InvOpps IV, L.P. acquired 609,965 and 1,230,050 shares of the Issuer’s Series B Convertible Preferred Stock (“Convertible Preferred Stock”), respectively, for an aggregate price of $25,999,994. Each shares of Convertible Preferred Stock automatically converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of the IPO on November 4, 2019.

On November 4, 2019, each of InvOpps IV US, L.P. and InvOpps IV, L.P. purchased 248,625 and 501,375 shares of Common Stock, respectively, from the underwriters in the IPO at the public offering price of $16.00 per share.

InvOpps IV US, L.P. and InvOpps IV, L.P. each obtained the funds to purchase the securities reported herein from capital contributions by its partners.

Item 4.	Purpose of Transaction.

The Issuer’s securities reported herein held by the Reporting Persons were acquired as described in Items 3. Each holds such shares for investment purposes, subject to the following.

Benjamin Tsai, an employee of affiliates of the Reporting Persons, serves as a director of the Issuer and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Depending upon their review and evaluation of the price and availability of the securities of the Issuer, subsequent developments affecting the Issuer, the business and prospects of the Issuer, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may (1) acquire additional shares of Common Stock on the open market, on a privately negotiated basis or otherwise, (2) sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 promulgated by the Securities and Exchange Commission (the “SEC”) under the

Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (3) distribute shares of Common Stock to various of their partners, members or stockholders or (4) engage in any combination of the foregoing, in each case subject to the agreements described herein, which descriptions are incorporated by reference into this Item 4. In addition, depending on such factors and subject to applicable law and the agreements described herein, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the shares of Common Stock held by them. Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the agreements described herein.

As a result of their ongoing review and evaluation of the business of the Issuer, the Reporting Persons may, through their representative on the board of directors of the Issuer or otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors of the Issuer to create stockholder value. The Reporting Persons may discuss transactions contemplated by the Investors’ Rights Agreement (as defined below) with the Issuer before exercising their rights under such agreement, which discussions may lead to the exercise or forbearance from exercise of such rights by the Reporting Persons and may alter the terms on which the Reporting Persons are willing to exercise such rights.

Other than as described in this Statement, none of the Reporting Persons has any present plans or proposals that relate to or would otherwise result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information contained on the cover pages of this Statement is incorporated herein by reference.

Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are 20,612,307 shares of Common Stock issued and outstanding immediately after the IPO, as disclosed in the prospectus filed by the Issuer on Form 424B4 on October 31, 2019.

As of November 14, 2019, InvOpps IV US, L.P. directly owns 858,590 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding, and InvOpps IV, L.P. directly owns 1,731,425 shares of Common Stock, or approximately 8.4% of the Common Stock outstanding. InvOpps GP IV, L.L.C., as the general partner of each of InvOpps IV US, L.P. and InvOpps IV, L.P., controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Common Stock they may be deemed to beneficially own. Mr. Lainovic, as the managing member of InvOpps GP IV, L.L.C., controls InvOpps GP IV, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Common Stock that InvOpps GP IV, L.L.C. may be deemed to beneficially own.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

On February 15, 2019, the Issuer, InvOpps IV US, L.P., InvOpps IV, L.P., and the other stockholders named therein entered into the Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”). Pursuant

to the Investors’ Rights Agreement, the Issuer granted the registration rights holders, including InvOpps IV US, L.P. and InvOpps IV, L.P., and each of their permitted transferees with certain demand, shelf and piggyback registration rights. The Investor Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

The registration rights provided for under the Investors’ Rights Agreement terminate after the earlier of (1) five years following the consummation of the IPO, (2) immediately prior to the completion of certain change of control or liquidation events, and (3) any such time as the holder would be able to dispose of all of its registrable securities in any three month period under Rule 144 promulgated by the SEC under the Securities Act and such holder holds less than one percent (1%) of the Issuer’s outstanding securities.

Lock-Up Agreement

On October 30, 2019, each of InvOpps IV US, L.P. and InvOpps IV, L.P. entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, Cowen and Company, LLC, and Piper Jaffray & Co., as representatives of the underwriters in the IPO (the “Representatives”). Pursuant to the Lock-Up Agreements, each of InvOpps IV US, L.P. and InvOpps IV, L.P. agreed, subject to certain exceptions, not to dispose of or hedge any of the Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from October 30, 2019 continuing through the date 180 days after such date, except with the prior written consent of the Representatives, on behalf of the underwriters. Except as set forth in the Lock-Up Agreement, the Lock-Up Agreement does not prohibit the sale of any shares of Common Stock purchased by the Reporting Persons in the IPO or in the open market.

The foregoing description of the Investor Rights Agreement and Lock-Up Agreement set forth above in this Item 6 are qualified in their entirety by reference to such agreements, which are filed herewith as exhibits and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated November 14, 2019 among the Reporting Persons (filed herewith).

2.	Investor Rights Agreement (filed as Exhibit 4.1 to the Registration Statement on Form S-1/A filed by the Issuer on October 15, 2019 and incorporated herein by reference).

3.	Form of Lock-Up Agreement (filed as Exhibit C to Exhibit 1.1 to the Registration Statement on Form S-1/A filed by the Issuer on October 21, 2019 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2019

INVOPPS IV US, L.P.
By:	InvOpps GP IV, L.L.C., its general partner

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

INVOPPS IV, L.P.
By: InvOpps GP IV, L.L.C., its general partner

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

INVOPPS GP IV, L.L.C.

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

/s/ Sacha Lainovic
Sacha Lainovic

[Schedule 13D - Oyster Point Pharma, Inc.]